UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 12, 2011, entitled "Notifiable trading".

Notifiable trading

On behalf of Statoil (OSE:STL, NYSE:STO), DNB has on 09 December 2011 purchased 490,500 shares for use in the group`s Share saving plan.

The shares have been acquired at a price of NOK 153.08 per share. Before distribution to the employees, the Share saving plan has 8,183,437 shares.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 12, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer